TORTOISE MLP FUND, INC.
11550 Ash Street, Suite 300
Leawood, Kansas 66211

August 9, 2011 VIA EDGAR – FORM DEL AM Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Delaying Amendment for Tortoise MLP Fund, Inc. (the “Fund”)
Registration Statement on Form N-2 (File No. 333-176010 and 811-22409)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of the Fund, we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”) (File No. 333-176010 and 811-22409) relating to the universal shelf to register the Fund’s common stock, preferred stock and debt securities for offering from time to time on an immediate, continuous or delayed basis by the Fund or certain stockholders of the Fund.  The Registration Statement was filed with the Securities and Exchange Commission on August 3, 2011.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Leawood in the State of Kansas, on August 9, 2011.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Eric Gervais, at 816-983-8362.

Sincerely,

/s/ P. Bradley Adams

P. Bradley Adams

Chief Financial Officer